January 8, 2009

Mr. Fernando Fussa
Chief Financial Officer
Southern Trust Securities Holding Corp
145 Almeria Ave.
Coral Gables, Florida 33134

Re: Southern Trust Securities Holding Corp
        File No. 000-52618
        Form 10-K for Fiscal Year Ended
        December 31, 2007

Dear Mr. Fussa:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Kevin Woody
                        Accounting Branch Chief